                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934 [fee required]

                    For the fiscal year end December 31, 2002

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [no fee required]

For the transition period from _________   to ____________    Commission file
number _________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Genesis Health Ventures, Inc. 401(k) Plan for
                      Collective Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis Health Ventures, Inc. 401(k) Plan for Collective Bargaining Unit Employees Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.





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Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.

                          GENESIS HEALTH VENTURES, INC.
              401(k) Plan for collective bargaining unit employees

                 Financial Statements and Supplemental Schedule

                                December 31, 2002

                   (With Independent Auditors' Report Thereon)

                          GENESIS HEALTH VENTURES, INC.
              401(k) Plan for collective bargaining unit employees



                                Table of Contents



                                                                                                                     Page

Independent Auditors' Report                                                                                          1

Statement of Net Assets Available for Benefits, December 31, 2002                                                     2

Statement of Changes in Net Assets Available for Benefits, Period from July 1, 2002
 (inception of plan) through  December 31, 2002                                                                       3

Notes to Financial Statements                                                                                         4

Schedule:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002                                9


                          Independent Auditors' Report



The Pension Committee and the Participants
Genesis Health Ventures, Inc. 401(k) Plan for
Collective Bargaining Unit Employees:


We were engaged to audit the accompanying statement of net assets available for benefits of the Genesis Health Ventures, Inc. 401(k) Plan for Collective Bargaining Unit Employees as of December 31, 2002, and the related statement of changes in net assets available for benefits for the period from July 1, 2002 (inception of plan) through December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the period from July 1, 2002 (inception of plan) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.








June 12, 2003

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                          GENESIS HEALTH VENTURES, INC.
              401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

                 Statement of Net Assets Available for Benefits

                                December 31, 2002



Investments, at fair value                                           $ 552,043
Participant loans                                                       19,021
Employer contributions receivable                                       20,398
Participant contributions receivable                                    12,071
                                                                     ---------
                 Total assets                                          603,533
                                                                     ---------
Net assets available for benefits                                    $ 603,533
                                                                     =========
See accompanying notes to financial statements.

                          GENESIS HEALTH VENTURES, INC.

              401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

            Statement of Changes in Net Assets Available for Benefits

Period from July 1, 2002 (inception of plan) through December 31, 2002



Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                                            $   5,150
     Contributions:
        Employer                                                                             20,398
        Participants                                                                         96,124
     Net appreciation in fair value of investments                                            4,246
     Transfers from affiliated plans                                                        500,148
                                                                                          ---------
                 Total additions                                                            626,066
                                                                                          ---------
Deductions from net assets attributed to:
     Benefit payments                                                                        21,923
     Administrative expenses                                                                    610
                                                                                          ---------
                 Total deductions                                                            22,533
                                                                                          ---------
                 Net increase                                                               603,533

Net assets available for benefits:
     Beginning of period                                                                        --
                                                                                          ---------
     End of period                                                                        $ 603,533
                                                                                          =========


See accompanying notes to financial statements.

                          Genesis Health Ventures, Inc.
              401(k) Plan for Collective Bargaining Unit Employees

                          Notes to Financial Statements

                                December 31, 2002

(1)    Description of the Plan

       The following description of the Genesis Health Ventures, Inc. 401(k) Plan for Collective Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

       (a)    General

              The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis Health Ventures, Inc. (the Company). The Plan commenced on July 1, 2002 at which time assets of affiliated plans in the amount of $500,148 were transferred to the Plan. Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation when they have completed 6 consecutive months during which they have been credited with at least 500 hours of service in their first six months or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions

              Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant's compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant's pre-tax contributions up to 1.5% of such participant's compensation.

              Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $11,000 for 2002. In addition, effective in 2002, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2002, the catch-up contribution limitation is $1,000.

       (c)    Participant Accounts

              Although Plan assets are collectively invested, records are maintained for each participant's individual account. Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (d)    Vesting

              Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company's matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

                          Genesis Health Ventures, Inc.
              401(k) Plan for Collective Bargaining Unit Employees

                          Notes to Financial Statements

                                December 31, 2002



                                                             Percentage
             Years of service                                  vested
             ------------------                              -----------
             Less than 2                                          0%
             2 but less than 3                                   20%
             3 but less than 4                                   40%
             4 but less than 5                                   60%
             5 but less than 6                                   80%
             6 or more                                          100%

              Years of service for participants is based on date of hire with the Company.

       (e)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and their designated beneficiary.

              Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant's written election on forms provided by the Company.

              Nonvested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

       (f)    Participant Loans

              Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at a market rate at the date of the loan. Interest rates range from 4.25% to 9.50% as of December 31, 2002.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Financial Statement Preparation

              The Plan's financial statements are prepared on the accrual basis of accounting.

       (b)    Investments

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Plan Expenses

              Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

                          Genesis Health Ventures, Inc.
              401(k) Plan for Collective Bargaining Unit Employees

                          Notes to Financial Statements

                                December 31, 2002


       (d)    Benefits to Participants

              Benefit payments to participants are recorded upon distribution.

       (e)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

(3)    Forfeitures

       As of December 31, 2002, there are no forfeiture amounts available for the reduction of future employer contributions and no nonvested forfeiture accounts used to reduce employer contributions for 2002.

(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company's matching contributions.

(5)    Investments

       A participant may direct contributions in any of the following investment options in increments of 1%:

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Janus Fund invests primarily in large-cap equity funds.

       Janus Adviser Worldwide Fund invests primarily in common stocks of foreign and domestic companies.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index funds.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS Capital Opportunities Fund invests in large and mid-cap equity funds.

       MFS New Discovery Fund invests in small-cap equity funds.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity funds.

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value funds.

       Genesis Health Ventures Stock Fund invests primarily in Company common stock.

                          Genesis Health Ventures, Inc.
              401(k) Plan for Collective Bargaining Unit Employees

                          Notes to Financial Statements

                                December 31, 2002


     Plan investments as of December 31, 2002 were as follows:
                                                                  December 31,
                                                                     2002
                                                                  ------------
     Federated Capital Preservation Fund                          $ 106,710  *
     Janus Fund                                                      39,717  *
     Janus Worldwide Fund                                            17,158
     Wachovia Diversified Bond Group Trust                           54,150  *
     Wachovia Enhanced Stock Market Fund                             22,981
     Vanguard Wellington Fund                                       283,943  *
     MFS Capital Opportunities Fund                                  26,705
     MFS New Discovery Fund                                             168
     AIM Basic Value Fund                                                45
     Genesis Health Ventures, Inc. Stock Fund                           466
                                                                  ---------
                                                                  $ 552,043
                                                                  =========
       *Represents 5% or more of the net assets of the Plan.

       During the period from July 1, 2002 through December 31, 2002, the Plan's investments in Funds and the Genesis Health Ventures, Inc. Stock Fund (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,244 and $2, respectively.

(6)    Income Taxes

       A determination letter has not been received for the Plan. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

(7)    Party-in-Interest Transactions

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of funds managed by Wachovia, the trustee. These transactions qualify as party-in-interest transactions.

       The Plan incurred $610 of administrative fees for Wachovia's trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

       Plan investments in the Genesis Health Ventures, Inc. Stock Fund primarily include shares of the plan sponsor's publicly traded common stock. These transactions qualify as party-in-interest transactions.

                          Genesis Health Ventures, Inc.
              401(k) Plan for Collective Bargaining Unit Employees

                          Notes to Financial Statements

                                December 31, 2002

(8)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits as of December 31, 2002, from the financial statements to the Form 5500:

       Net assets available for benefits per the financial statements    $ 603,533
       Employer and participant receivables                                (32,469)
                                                                         ---------
       Net assets available for benefits per the Form 5500               $ 571,064
                                                                         =========

                                                                      Schedule 1
                          GENESIS HEALTH VENTURES, INC.
              401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                              Description of           Shares or              Current
                   Identity of issue                           investments            face amount              value
--------------------------------------------------------   ---------------------   -------------------   -------------------
Federated Capital Preservation Fund                        Fund                             99,841            $106,710
Janus Fund                                                 Fund                             75,834              39,717
Janus Worldwide Fund                                       Fund                             23,472              17,158
Wachovia Diversified Bond Group Trust *                    Fund                             47,541              54,150
Wachovia Enhanced Stock Market Fund *                      Fund                             33,831              22,981
Vanguard Wellington Fund                                   Fund                            311,101             283,943
MFS Capital Opportunities Fund                             Fund                             36,968              26,705
MFS New Discovery Fund                                     Fund                                208                 168
AIM Basic Value Fund                                       Fund                                 97                  45
Genesis Health Ventures, Inc. Stock Fund*                  Stock Fund                          485                 466
Participant Loans (interest rates range
     from 4.25% to 9.5%)*                                                                                       19,021
                                                                                                              --------
                                                                                                              $571,064
                                                                                                              ========

*Party-in-interest transactions.

See accompanying independent auditors' report.

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



GENESIS HEALTH VENTURES, INC. 401(k) PLAN FOR COLLECTIVE BARGAINING UNIT
EMPLOYEES

                                                                  (Name of Plan)







                                           By:  /s/ James W. Tabak
                                               -------------------------------
                                           James W. Tabak, Sr. Vice President,
                                           Human Resources



Date:  June 30, 2003

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors

99 Certificate of James W. Tabak, Senior Vice President, Human Resources of the Company dated June 30, 2003 pursuant to 18 U.S.C. Section 1350.